Filed Pursuant to Rule 433
Registration No. 333-169315-06

Entergy New Orleans, Inc.

$100,000,000
First Mortgage Bonds,
3.90% Series due July 1, 2023

Final Terms and Conditions

June 18, 2013

Issuer:	Entergy New Orleans, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa3 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	June 18, 2013

Settlement Date (T+3):	June 21, 2013

Principal Amount:	$100,000,000

Coupon:	3.90%

Coupon Payment Dates:	January 1 and July 1 of each year

First Payment Date:	January 1, 2014

Final Maturity Date:	July 1, 2023

Optional Redemption Terms:	Make-whole call at any time prior to April 1, 2023 at a discount rate of Treasury plus 30 bps and, thereafter, at par

UST Benchmark:	1.75% due May 15, 2023

Spread to UST Benchmark:	+175 bps

Treasury Price:	96-03 3/4

Treasury Yield:	2.188%

Re-offer Yield:	3.938%

Issue Price to Public:	99.687%

Net Proceeds Before Expenses:	$99,037,000

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC

CUSIP / ISIN:	29364PAN3 / US29364PAN33

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, (ii) Morgan Stanley & Co. LLC toll free at 1-866-718-1649 or (iii) Wells Fargo Securities, LLC toll free at 1-800-326-5897.